UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Foundation Medicine, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

350465100

(CUSIP Number)

Kevin Gillis
Third Rock Ventures, LLC
29 Newbury Street, 3rd Floor, Boston, MA 02116
(617) 585-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 350465100	13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Third Rock Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 828,456 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 828,456 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 828,456 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)
Includes only shares directly held by Third Rock Ventures, L.P. Third Rock Ventures, L.P. may be deemed to be part of a voting group and be deemed to have beneficial ownership of the shares held by such voting group. See Item 3.

CUSIP NO. 350465100	13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Third Rock Ventures GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 828,456 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 828,456 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 828,456 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)
Includes only shares directly held by Third Rock Ventures, L.P. Third Rock Ventures, L.P. may be deemed to be part of a voting group and be deemed to have beneficial ownership of the shares held by such voting group. See Item 3.

CUSIP NO. 350465100	13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). TRV GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 828,456 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 828,456 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 828,456 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)
Includes only shares directly held by Third Rock Ventures, L.P. Third Rock Ventures, L.P. may be deemed to be part of a voting group and be deemed to have beneficial ownership of the shares held by such voting group. See Item 3.

CUSIP NO. 350465100	13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mark J. Levin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,859 shares
	8	SHARED VOTING POWER 828,456 shares
	9	SOLE DISPOSITIVE POWER 16,859 shares
	10	SHARED DISPOSITIVE POWER 828,456 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 845,315 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)
Includes shares directly held by Third Rock Ventures, L.P. Third Rock Ventures, L.P. may be deemed to be part of a voting group and be deemed to have beneficial ownership of the shares held by such voting group. See Item 3.

CUSIP NO. 350465100	13D	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Kevin Starr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,417 shares
	8	SHARED VOTING POWER 828,456 shares
	9	SOLE DISPOSITIVE POWER 2,417 shares
	10	SHARED DISPOSITIVE POWER 828,456 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 830,873 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)
Includes shares directly held by Third Rock Ventures, L.P. Third Rock Ventures, L.P. may be deemed to be part of a voting group and be deemed to have beneficial ownership of the shares held by such voting group. See Item 3.

CUSIP NO. 350465100	13D	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Dr. Robert I. Tepper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,936 shares
	8	SHARED VOTING POWER 828,456 shares
	9	SOLE DISPOSITIVE POWER 2,936 shares
	10	SHARED DISPOSITIVE POWER 828,456 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 831,392 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)
Includes shares directly held by Third Rock Ventures, L.P. Third Rock Ventures, L.P. may be deemed to be part of a voting group and be deemed to have beneficial ownership of the shares held by such voting group. See Item 3.

CUSIP NO. 350465100	13D	Page 8 of 14 Pages

Schedule 13D

Item 1.    Security and Issuer.

This statement relates to the common stock, $0.0001 par value (the “Common Stock”) of Foundation Medicine, Inc. (the “Issuer”) having its principal executive office at 150 Second Street, Cambridge, MA 02141.

Item 2.    Identity and Background.

This statement is being filed by:

(a) Third Rock Ventures, L.P. (“TRV”);

(b) Third Rock Ventures GP, L.P. (“TRV GP”), which is the sole general partner of TRV; and TRV GP, LLC (“TRV LLC”), which is the sole general partner of TRV GP; and

(c) Mark J. Levin (“Levin”), Kevin Starr (“Starr”), and Dr. Robert I. Tepper (“Tepper” and together with Levin and Starr, the “Managers”).  The Managers are the managers of TRV LLC.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of each Reporting Person is Third Rock Ventures, 29 Newbury Street, 3rd Floor, Boston, MA 02116.

The principal business of TRV is to make, hold and dispose of equity and equity related investments in the life sciences, healthcare and medical device fields.  The principal business of TRV GP is to act as the sole general partner of TRV.  The principal business of TRV LLC is to act as the sole general partner of TRV GP.  The principal business of each of the Managers is to manage TRV LLC, TRV GP, TRV and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TRV and TRV GP are limited partnerships organized under the laws of the State of Delaware.  TRV LLC is a limited liability company organized under the laws of the State of Delaware.  Each of the Managers is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering (the “IPO”), TRV purchased from the Issuer in a series of private transactions 350,000 shares of Common Stock, 23,772,388 shares of Series A Convertible Preferred Stock (“Series A Stock”) and 1,106,194 shares of Series B Convertible Preferred Stock (“Series B Stock”) for an aggregate purchase price of $26,272,526.  Immediately prior to the closing of the IPO, the shares of Series A Stock and Series B Stock held by TRV automatically converted into 6,219,645 shares of Common Stock of the Issuer, resulting in TRV holding a total of 6,569,645 shares of the Issuer’s Common Stock at such time.  As reported on the Form 4 filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on May 12, 2014, the Form 4 filed with the SEC on April 9, 2015 and the amendment thereto filed with the SEC on April 16, 2015, TRV disposed of certain of the shares of Issuer’s Common Stock that it held immediately following the IPO and holds 828,456 shares of Issuer’s Common Stock as of the date of this filing (the “TRV Shares”).

CUSIP NO. 350465100	13D	Page 9 of 14 Pages

The working capital of TRV was the source of the funds for the purchase of the TRV Shares.  No part of the purchase price of the TRV Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the TRV Shares.

Solely as a result of the Investor Rights Agreement filed as Exhibit 4.1 of the Form 8-K filed by Issuer with the SEC on January 12, 2015, the Reporting Persons may be deemed to be part of a group including certain other parties to such Investor Rights Agreement and therefore be deemed to have beneficial ownership of the (a) 20,604,288 shares directly held by Roche Holdings, Inc., an indirect wholly owned subsidiary of Roche Holding Ltd (“Roche” and together with Roche Holdings, Inc. and Roche Finance Ltd, the “Roche Entities”), (b) 414,823 shares directly held by Roche Finance Ltd, a wholly owned subsidiary of Roche and (c) 192,460 shares held by Google Ventures 2011, L.P. (“Google”). The Reporting Persons disclaim beneficial ownership of the shares of Issuer held by Roche Holdings, Inc., Roche Finance Ltd and Google. Roche Holdings, Inc., Roche Finance Ltd and Google do not have any pecuniary interest in the shares of Issuer directly held by TRV.

Item 4.    Purpose of Transaction.

TRV acquired the TRV Shares for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, TRV and other Reporting Persons may dispose of or acquire additional shares of the Issuer.  Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Certain parties subject to the Investor Rights Agreement discussed in Item 3 above may have acquired securities of the Issuer for the purpose of a change in control of Issuer and reference is made to the Schedule 13D filed by the Roche Entities with the SEC on April 7, 2015.

CUSIP NO. 350465100	13D	Page 10 of 14 Pages

Item 5.    Interest in Securities of the Issuer.

(a)
TRV is the record owner of the TRV Shares.  As the sole general partner of TRV, TRV GP may be deemed to own beneficially the TRV Shares.  As the sole general partner of TRV GP, TRV LLC may be deemed to own beneficially the TRV Shares.  As members of TRV LLC, each of the Managers may be deemed to own beneficially the TRV Shares.

As of the date of this filing, Levin is the record owner of 16,859 shares of Common Stock (the “Levin Shares”). As a result, Levin may be deemed to own beneficially the Levin Shares in addition to the TRV Shares for a total of 845,315 shares of Common Stock.

As of the date of this filing, Starr is the record owner of 2,417 shares of Common Stock (the “Starr Shares”). As a result, Starr may be deemed to own beneficially the Starr Shares in addition to the TRV Shares for a total of 830,873 shares of Common Stock.

As of the date of this filing, Tepper is the record owner of 2,936 shares of Common Stock (the “Tepper Shares”). As a result, Tepper may be deemed to own beneficially the Tepper Shares in addition to the TRV Shares for a total of 831,392 shares of Common Stock.

Each Reporting Person disclaims beneficial ownership of the TRV Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet.  Such percentage was calculated based on the 34,132,003 shares of Common Stock, which includes: (i) 29,132,003 share of Common Stock of the Issuer reported to be outstanding as of March 9, 2015 on the Issuer’s Form 10-K filed with the SEC on March 13, 2015 and (ii) 5,000,000 additional shares of Common Stock of the Issuer reflecting the shares issued to the Roche Entities as described in the press release issued by the Issuer and filed as Exhibit 99.1 to the Issuer’s Form 8-K filed by the Issuer with the SEC on April 7, 2015.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)
On April 7, 2015, (i) TRV tendered 4,098,778 shares of Common Stock of the Issuer at $50 per share (the “Tender Price”) (for aggregate proceeds of $204,938,900), (ii) Starr tendered 14,372 shares of Common Stock of the Issuer at the Tender Price (for aggregate proceeds of $718,600) and (iii) Tepper tendered 14,525 shares of Common Stock of the Issuer at the Tender Price (for aggregate proceeds of $726,250) to Roche Entities pursuant to a tender offer disclosed in Amendment No. 6 to Schedule TO filed by Roche Entities with the SEC on April 7, 2015.  Except as set forth in the preceding sentence, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

CUSIP NO. 350465100	13D	Page 11 of 14 Pages

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, TRV Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer other than any contracts or arrangements provided to all outside board directors.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

Exhibit 3 – Investor Rights Agreement, incorporated by reference to Exhibit 4.1 of the Form 8-K filed by Issuer with the SEC on January 12, 2015.

Exhibit 4 – Tender Offer, incorporated by reference to Amendment No. 6 to Schedule TO filed by Roche with the SEC on April 7, 2015.

Exhibit 5 – Schedule 13D filed by Roche with the SEC on April 7, 2015 is hereby incorporated by reference.

CUSIP NO. 350465100	13D	Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 22nd day of April, 2015.

THIRD ROCK VENTURES, L.P.

By:	THIRD ROCK VENTURES GP, L.P.
General Partner

By:	TRV GP, LLC
General Partner

By:                    *
Kevin Gillis
Chief Financial Officer

THIRD ROCK VENTURES GP, L.P.

By:	TRV GP, LLC
General Partner

By:                    *
Kevin Gillis
Chief Financial Officer

TRV GP, LLC

By:                      *
Kevin Gillis
Chief Financial Officer

*
Mark J. Levin

*
Kevin Starr

*
Dr. Robert I. Tepper

*By: /s/ Kevin Gillis
             Kevin Gillis
As attorney-in-fact

This Schedule 13D was executed by Kevin Gillis on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP NO. 350465100	13D	Page 13 of 14 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Foundation Medicine, Inc.

EXECUTED this 22nd day of April, 2015.

THIRD ROCK VENTURES, L.P.

By:	THIRD ROCK VENTURES GP, L.P.
General Partner

By:	TRV GP, LLC
General Partner

By:                    *
Kevin Gillis
Chief Financial Officer

THIRD ROCK VENTURES GP, L.P.

By:	TRV GP, LLC
General Partner

By:                    *
Kevin Gillis
Chief Financial Officer

TRV GP, LLC

By:                      *
Kevin Gillis
Chief Financial Officer

*
Mark J. Levin

*
Kevin Starr

*
Dr. Robert I. Tepper

*By: /s/ Kevin Gillis
             Kevin Gillis
As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Kevin Gillis on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP NO. 350465100	13D	Page 14 of 14 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Kevin Gillis his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer, member or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 16th day of January, 2014.

/s/ Mark Levin
Mark Levin

/s/ Kevin P. Starr
Kevin P. Starr

/s/ Robert I. Tepper
Robert I. Tepper